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                             April 24, 2024

       Victor Huang
       Chief Executive Officer
       Airship AI Holdings, Inc.
       8210 154th Ave NE
       Redmond, WA 98052

                                                        Re: Airship AI
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 10,
2024
                                                            File No. 333-276932

       Dear Victor Huang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

       Amendment No. 2 to Form S-1

       Selling Securityholders, page 79

   1. Please refer to prior comment 6 where we requested disclosure of the potential profit the selling securityholders
would earn based on the current trading price. In response, you disclosed two examples
of potential profits. Please disclose the potential profit each selling securityholder
would earn based on the current trading price, to the extent applicable.
 Victor Huang
FirstName
Airship AI LastNameVictor
            Holdings, Inc. Huang
Comapany
April       NameAirship AI Holdings, Inc.
       24, 2024
April 224, 2024 Page 2
Page
FirstName LastName
       Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Mitchell S. Nussbaum